                                                        SEC File No. 333-17205
                                                             Filed Pursuant to
                                                                Rule 424(b)(3)

                                    506,665 SHARES

                          CALIFORNIA CULINARY ACADEMY, INC.

                                     COMMON STOCK

    All of the 506,665 shares (the "Shares") of common stock, no par value (the "Common Stock") of California Culinary Academy, Inc. (the "Academy") offered hereby are offered for resale by the holders thereof (the "Selling Shareholders"), or by their pledgees, donees, transferees or other successors in interest (sometimes referred to as the "Sellers"). Of the total Shares, (i) 254,541 Shares are issuable upon conversion of Preferred Stock which itself was issued upon conversion of convertible notes that were acquired by certain Selling Shareholders in a private placement conducted during March 1996, (ii) 25,454 Shares are issuable upon exercise of warrants that were issued to the agent who assisted in the placement (the "Agent's Warrants"); (iii) 100,000 Shares are issuable upon exercise of warrants issued to the managing underwriter of the Company's initial public offering (the "Underwriter's Warrants"); (iv) 126,670 Shares were issued upon exercise of warrants held by affiliates of the Academy, which Shares are still held by such affiliates or have been subsequently transferred in private transactions to their assignees or donees (the "Affiliate Stock"). The Sellers may offer and sell the Shares from time to time in brokerage transactions (which may include block transactions), in the over-the-counter market or negotiated transactions at prices and terms prevailing at the times of such sales, at prices related to such market prices or at negotiated prices. Such Shares may be sold directly to purchasers, through broker-dealers acting as agents for the Sellers or to broker-dealers who may purchase the Sellers' Shares as principals and thereafter sell the Shares from time to time in the over-the-counter market, in negotiated transactions or otherwise, or by a combination of these methods. Broker-dealers who effect these transactions may receive compensation in the form of discounts or commissions from the Sellers or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom them may sell as a principal, or both. See "Plan of Distribution."

    The Academy will not receive any part of the proceeds from the resale of the Shares by the Sellers. The Academy will bear the costs relating to the registration of the Shares, estimated to be approximately $43,325. The Sellers and broker-dealers, if any, acting in connection with such sales, might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such securities might be deemed to be underwriting discounts and commissions under the Securities Act.


    The Academy's Common Stock is currently traded in the Nasdaq National Market under the symbol "COOK." The last sale price of the Academy's Common Stock on the National Market on April 11, 1997 was $7.25.

                                    --------------

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT OR BY PERSONS WHO REQUIRE CURRENT INCOME. SEE "RISK FACTORS" ON PAGE 7.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
              SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
                  COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                   THE DATE OF THIS PROSPECTUS IS APRIL 15, 1997.

                                ADDITIONAL INFORMATION

    The Academy is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; at its Pacific Regional Office located at 5757 Wilshire Boulevard, Suite 500 East, Los Angeles, California 90036; and at its Chicago Regional Office, 500 West Madison, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Academy, that file electronically with the Commission.

    The Academy has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including exhibits thereto, may be inspected and copied at public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained by mail at prescribed rates from the Public Reference Branch of the Commission at its principal office in Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved.

                        INFORMATION INCORPORATED BY REFERENCE


    The following documents heretofore filed by the Academy with the Commission are by this reference incorporated in and made a part of this Prospectus:

   (i) The Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996, filed pursuant to Section 13 of the Exchange Act (including documents incorporated therein by reference);

   (ii) The Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1996 and December 31, 1996, filed pursuant to Section 13 of the Exchange Act; and


   (iii) The Definitive Proxy Statement for the Annual Meeting of
         Shareholders held on March 15, 1997; and


   (iv) The description of the Academy's Common Stock, no par value, contained in Form 8-A, filed pursuant to Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

    All reports filed by the Academy with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospect us to the extent that the statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Academy will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any documents described above, other than certain exhibits to such documents. Request should be addressed to: California Culinary Academy, Inc., 625 Polk Street, San Francisco, California 94102, Attention: Chief Financial Officer, telephone (415) 771-3536.

    No dealer, salesman or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts herein set forth since the date hereof.

--------------------------------------------------------------------------------
                                  PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED HEREIN AND IN THE ACADEMY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 1996, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR DISCUSSED. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE HEREOF. THE ACADEMY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISION TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                     THE COMPANY

    The California Culinary Academy, Inc. (the "Academy") operates one of the largest publicly-held, for-profit professional chef training schools in the United States. Founded in 1977, the Academy offers professional programs and consumer education classes and workshops in the culinary arts, operates two restaurants at its San Francisco campus, originates television programs and cookbooks and operates a small retail store. The Academy's reputation has been developed by virtue of its commitment to academic excellence, its association with an award winning cookbook series and broad media exposure through public television.

    As of September 1, 1996, the Academy has graduated over 4,100 students from its professional programs, which currently include its 18-month Associate of Occupational Studies ("A.O.S.") in Culinary Arts Degree Program and its 30-week Baking and Pastry Arts Certificate Program. These programs are designed to prepare students for entry-level professional positions or for individual advancement in the food service profession. The core elements of the Academy's educational program include its employment-focused curriculum (partially developed in consultation with food service industry employers), a faculty that has extensive industry experience, effective job placement and modern facilities with well-equipped instructional kitchens. Because it focuses on teaching the practical skills and techniques that are needed in the food service industry, the Academy has established and maintained a high job placement rate among its graduates. In addition to its degree and certificate programs, the Academy also conducts professional weekend courses in traditional kitchen skills (called "New Basics") and baking and pastry techniques and offers a wide variety of culinary arts classes and workshops for amateurs.

    The Academy operates two public restaurants at its San Francisco campus with total seating for approximately 450 patrons. The restaurants, which are staffed by the students of the Culinary Arts degree program under faculty supervision, serve as an important adjunct to the professional training provided in the classrooms by providing realistic training in restaurant food preparation, service and management.

    Although the Academy's priorities remain on its educational programs, the Academy believes its competitive position and name recognition have been enhanced by the production of the television series called "COOKING AT THE ACADEMY," which the Academy conceived and scripted in collaboration with public television station, KQED in San Francisco. This series has appeared repeatedly on public television stations throughout the country since its first airing in 1991. Over 135,000 copies of the accompanying cookbook, "Cooking at the Academy," have been distributed. In the spring of 1995, public television stations began airing 26 new episodes of "Cooking at the Academy" and since March 1995 over 85,000 copies of the program's companion cookbook, "Festive Favorites, Entertaining with the California Culinary Academy" have been distributed. The Academy seeks to capitalize on its exposure on public television and other media. The Academy licenses its trademark for general commercial purposes and has entered into various agreements with companies in the cookware industry including product distribution, promotion and advertising.

    The Academy is now on-line through the World Wide Web at http://www.baychef.com as an additional tool to recruit students. The Academy's WEB site, On-line SPICE ("Superior Products In Culinary Education") provides information on the Academy's cooking programs, admission procedures, profiles chef instructors, offers articles and practical cooking techniques for culinary enthusiasts and provides an interactive culinary help line.

    The Academy is accredited by the American Culinary Federal Educational Institute Accrediting Commission ("ACFEI") and by the Accrediting Commission for Career Schools/Colleges of Technology. The Academy is recognized in its postsecondary educational program by the U.S. Department of Education and by the California Council for Private Postsecondary and Vocational Education ("CPPVE").

    The California Culinary Academy was founded in June 1977 as a Pennsylvania corporation. The Academy was incorporated in October 1986 in the State of California under the name CCA Acquisition Corporation and was the surviving corporation in a merger with the Pennsylvania corporation. The Academy is located at 625 Polk Street, San Francisco, California 94102. Its telephone number is (415) 771-3536.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                THE OFFERING
Common Stock Offered by the Selling Shareholders. . . . . . .   506,665 shares

Common Stock Outstanding. . . . . . . . . . . . . . . . . . .   3,321,719 shares as of February 28, 1997(1)

Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . .   An investment herein involves a high degree of risk and should not be considered by investors who cannot afford to lose their entire investment. See "Risk Factors."

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . .   The Academy will receive no proceeds from the sale of the Shares offered hereby by the Selling Shareholders

Nasdaq National Market Symbol . . . . . . . . . . . . . . . .   COOK

 -----------

(1) Does not include (i) up to 254,541 shares issued upon conversion of outstanding Series A Preferred Stock; (ii) up to 570,870 shares issuable upon exercise of outstanding options granted pursuant to the Academy's stock option plan; or (iii) up to 125,454 shares issuable upon exercise of outstanding warrants. Assuming conversion of all outstanding Preferred Stock, the underlying shares of which are being offered for resale hereby, the number of shares of Common Stock outstanding would total 3,576,260. Assuming, in addition, the exercise of all of the Agent's Warrants and the Underwriter's Warrants, the underlying shares of which are being offered for resale hereby (but no other warrants or outstanding options), the total number of shares of Common Stock outstanding would equal 3,701,714.




--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                            SUMMARY FINANCIAL INFORMATION

    The following table reflects summary financial information for the three fiscal years ended June 30, 1996. The summary financial information as of and for each of the years in the three-year period ended June 30, 1996 are derived from the audited financial statements of the Academy. The financial statements as of June 30, 1996 and for the year then ended have been audited by Deloitte & Touche LLP, independent accountants and are incorporated by reference into this Prospectus. The financial statements as of June 30, 1995 and for the year then ended, have been audited by Arthur Andersen LLP, independent public accountants and are incorporated by reference into this Prospectus. The statement of operations data set forth below for the 10-month fiscal year ended June 30, 1994 were derived from the Academy's financial statements for such period, audited by Arthur Andersen LLP. The summary financial information as of and for the six months ended December 31, 1995 and 1996 have been derived from the Academy's unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for these periods and as of such dates. The summary financial data provided below for the six months ended December 31, 1996 are not necessarily indicative of the future results of operations or financial performance of the Academy. The data set forth below should be read in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from the Academy's annual report on Form 10-KSB for the fiscal year ended June 30, 1996 and its quarterly report on Form 10-QSB for the quarter ended December 31, 1996 incorporated herein by reference.

STATEMENT OF OPERATIONS DATA:


                                                 FISCAL YEAR ENDED                        SIX MONTHS ENDED
                                                      JUNE 30,                               DECEMBER 31,
                                      -----------------------------------------     ----------------------------
                                         1994           1995          1996              1995           1996
                                      ------------  ------------   ------------     -------------    -----------
                                       (10 MONTHS)(1)
Total revenues                         $11,065,000   $15,129,000    $14,882,000      $7,193,000      $7,318,000
Total costs and expenses(2)             11,280,000    14,862,000     15,881,000       7,813,000       7,033,000
Net income (loss)                          105,000       151,000       (999,000)       (420,000)        171,000
Net income (loss) per common share(3)        $0.03         $0.05         $(0.32)         $(0.13)          $0.05
Weighted average shares outstanding      3,204,305     3,278,829      3,114,732       3,281,915       3,460,970


BALANCE SHEET DATA:
                                                    JUNE 30,
                                         -----------------------------      DECEMBER 31,
                                             1995             1996             1996
                                         ------------     ------------     -------------

Current assets                            $6,493,000       $6,582,000       $6,247,000
Working capital                              339,000          935,000          815,000
Total assets                              11,846,000       12,858,000       12,264,000
Notes payable                                292,000          500,000           44,000
Capital lease obligations                    119,000          215,000          182,000
Subordinated convertible notes payable            --        1,400,000               --
Shareholders' equity                       5,194,000        4,655,000        6,168,000


---------------

(1) The Academy changed its fiscal year from August 31 to June 30, effective June 30, 1994.

(2) Total costs and expenses for the six months ended December 31, 1996 is net of $14,000 of interest income to provide consistent presentation with prior periods which have, historically, included interest expense. The total costs and expenses for the six months ended December 31, 1996, without such deduction is $7,047,000.


(3) Based upon the weighted average number of shares of Common Stock outstanding during the period, excluding shares issuable upon exercise of outstanding options and warrants or conversion of the Series A Preferred Stock. The effect of inclusion of such shares would be anti-dilutive.

     No cash dividends on Common Stock have been paid by the Academy since its inception. The Academy has no plans for payment of cash dividends on Common Stock in the foreseeable future, and intends to retain its earnings, if any, for the development of its business. The Academy is required to pay cash dividends on its Series A Preferred Stock at the annual rate of 7.5% simple interest from August 23, 1996.


--------------------------------------------------------------------------------

                                     RISK FACTORS

     AN INVESTMENT IN THE ACADEMY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT. PURCHASE OF THE SECURITIES OFFERED HEREBY SHOULD NOT BE CONSIDERED BY PERSONS UNABLE TO AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.


     HISTORY OF RECENT LOSSES. Although the Academy recorded net income of $105,000 and $151,000 in the fiscal years ended June 30, 1994 and 1995, respectively, it incurred a net loss of $999,000 for the fiscal year ended June 30, 1996. Since late in fiscal 1996, management has taken steps to restructure its educational programs and certain administrative departments and to expand the possible revenue base of the Academy by developing new programs and services for the food service industry outside the core business of culinary arts education. There can be no assurance that the recent efforts will be successful in achieving profitable operations, or if achieved, that profitability can be sustained in future periods.

     DEPENDENCE ON STUDENT LOANS AND GRANTS. Approximately 62% of the Academy's students receive some form of financial aid assistance. During fiscal 1996, the Academy derived approximately 42% of its education program revenues from tuition receipts which were from federal and/or state government-sponsored financial aid. The Academy's students are generally eligible to participate in various government loan and grant programs based on factors such as financial need, academic performance or military service. The Academy is certified by the State of California and the U.S. Department of Education to disburse loan and grant funds to students or pre-qualify applicants to receive loans and grants. There is no assurance that the government programs providing financial assistance and subsidies to students will remain available at current levels, or at all. In addition, extensive and complex regulations govern all of the government grant and loan programs in which the Academy participates. See "--Regulation by U.S. Department of Education" and "--Regulation by Other Federal and State Authorities," below. Changes in student eligibility requirements for loan and grant programs or the loss, for any reason, of the Academy's state or federal approvals to participate in these programs would have a material adverse effect on tuition revenues and the Academy's profitability. There can be no assurance that the Academy's students will continue to receive financial aid at historical levels or that the Academy will continue to meet participation requirements.

     CHANGE IN STRATEGIC PLANS. The Academy has recently revamped its A.O.S. degree enrollment structure from starting a new enrollment class every two months to starting newly enrolled classes every two weeks. This change was made in order to more effectively manage student enrollment start dates and class sizes, faculty labor costs and other program costs and to more effectiveness utilize its teaching facilities. In addition, the Academy's management has made the decision to focus additional resources on alternative areas of potential revenue growth outside of the Academy's core revenue base of tuition receipts from its degree and certificate programs. Such additional plans include adding training facilities in locations outside of the Academy's main campus area in San Francisco and offering more programs to the food industry such as contract training and research and development in the areas of product development, menu development and restaurant design. There is no assurance that these changes in strategic planning and management allocation of resources will be effective and will result in higher revenues or profits.

     INCREASED COHORT DEFAULT RATE. The Academy's business is highly dependent on maintaining the school's eligibility to participate in federal student financial aid programs. Such elegibility depends, in part, on maintaining an acceptable "cohort default rate," which is a measure of defaults on repayment of student loans in most of the federal student loan programs. The cohort default rate of the Academy's students has increased significantly in the past several years, increasing from an average of 7.1% for the three years ended June 30, 1992, to 13% in 1993 and 18.8% for the two year period ended June 30, 1994, the last period for which default rate information has been released by the Career College Association. The Academy has no control over the loan repayments of its former students. However, the Academy speculates that the cohort default rate has increased because of relaxed admissions standards for a period of time prior to the reporting year, when the Academy had been striving to increase or maintain enrollments. Students may have been admitted who did not have the requisite ability or inclination to repay their financial obligations. The Academy's entire senior management has recently changed and new management has virtually restaffed the entire admissions department. The Academy believes that changes made during the past year will have a favorable effect on its cohort default rate; however, given the manner in which the rate is determined, this favorable change will not be observed until approximately two years from the date hereof. Although as of the 1994 measurement period, the cohort default rate remains well below a dangerous level, were the trend of increased defaults to continue, the Academy's eligibility to participate in various financial aid programs could be threatened, which, in turn, would severely adversely impact the Academy's core business and its results of operations. The inability to provide financial aid to students would ultimately result in the necessity of ceasing operations of the school.

     REGULATION BY U.S. DEPARTMENT OF EDUCATION. In order to make federal financial aid available to its students, the Academy must be eligible to participate in the "Student Financial Assistance Programs" ("Title IV") authorized by the Higher Education Act of 1965, as amended ("Higher Education
Act), which are administered by the U.S. Department of Education ("DOE"). The DOE is directed under the Higher Education Act to establish regulations, including financial responsibility and other criteria, which participating institutions must satisfy for their students to receive Title IV aid. Although the Academy is currently certified to participate in Title IV programs, and the Academy believes it generally operates in substantial compliance with applicable substantive DOE regulations, there can be no assurance the Academy will remain in compliance in the future or that changes in financial or other requirements imposed by the DOE will not adversely impact the Academy's operations.

     REGULATION BY OTHER FEDERAL AND STATE AUTHORITIES. In addition to the regulation of the Academy's business by the DOE, the Academy is also subject to regulation by other federal and state agencies including, among others, the U.S. Department of Labor, the Veterans Administration, the California Council for Private Postsecondary and Vocational Education. Although certain aspects of the regulatory structure of these governmental authorities may be similar or identical to the DOE regulatory framework, each agency has its own separate set of regulations to which the Academy must comply. Such regulations may vary in material respects to those of the DOE and from each other. In addition, in the State of California, schools such as the Academy must be approved by the Council for Private Postsecondary and Vocational Education in order to continue to be eligible to participate in the Title IV federal financing assistance programs. Failure to substantially comply with government regulations could have a material adverse effect on the Academy and its operations.

     DEPENDENCE ON ACCREDITATIONS. The Academy is accredited as a professional chef training institution by the Accrediting Commission for Career Schools/Colleges of Technology ("ACCSCT") and the Academy's 18-month A.O.S. Degree Program and 30-week Baking and Pastry Arts Certificate Program are also accredited by the Accrediting Commission of the American Culinary Federation Educational Institute ("ACFEI"). The Academy received an unconditional five-year accreditation from the ACCSCT in 1994 that expires in 1999 and an unconditional five-year accreditation from the ACFEI in 1995 for both the culinary arts degree program and the baking and pastry certificate program. Accreditation from a DOE-recognized national accrediting commission such as the ACCSCT is required for a student to be eligible for federal financial assistance. Accordingly, the loss of accreditation from the ACCSCT for any reason would have a material adverse effect on the Academy's revenues and its profitability. While the Academy has received a favorable finding in an independent audit of the Academy's federal and state financial assistance programs performed for the years ended June 30, 1994 and 1995, there is no assurance that the systems now in place will prevent and/or detect all material errors in financial assistance. Accreditation from the ACFEI of the Academy's A.O.S. degree program provides no direct financial benefit to the Academy. However, the loss of accreditation from the ACFEI for any reason could adversely impact the Academy's reputation.

     DEPENDENCE ON MEDIA EXPOSURE. While the Academy's revenues are primarily derived from its culinary arts education business, the Academy has received significant exposure from its media activities, including paid local advertising and nationwide television coverage through San Francisco public television station KQED at no cost to the Academy. The Academy believes that its continuing television exposure has a material impact on the level of name recognition throughout the country which, in turn, brings the Academy's culinary arts educational programs to the attention of potential students and is the Academy's main recruiting tool. While the

Academy believes its existing relationship with KQED is excellent, as demonstrated by a new 26-episode series of "COOKING AT THE ACADEMY" which began airing nationwide in the spring of 1995, there is no assurance that the relationship will continue or that production funding will be available. Loss of the media exposure through KQED would require the Academy to find alternative media sources in order to continue significant media exposure, and there is no assurance that the Academy would be successful in this effort. Failure to have significant media exposure could have a material adverse impact on the Academy's marking activities, growth and financial condition.

     DEPENDENCE ON MANAGEMENT. The Academy's future success will depend in part upon its continuing ability to attract and retain highly qualified personnel to manage the future growth of the Academy, including persons with expertise in education, the culinary industry and business administration. There can be no assurance the Academy will be successful in attracting and retaining such personnel.

     COMPETITION. According to the American Culinary Federation Educational Institute, there are approximately 800 culinary programs offered in the United States, including food service programs offered by vocational training schools, some two-year schools and programs offered for the avocational chef. Based on available industry publications and its experience in the industry, the Academy believes it is one of the largest for-profit professional chef training schools in the United States. While the market for professional training of chefs is highly fragmented and regionally oriented, the Academy believes that it also competes in professional chef training with the Culinary Institute of America, located in Hyde Park, New York and in the Napa Valley region of California, and Johnson & Wales University, located in Providence, Rhode Island. The Academy's business success will be subject to its ability to compete effectively with the Culinary Institute of America and Johnson & Wales, as well as other competitors now in, or which enter, the professional chef training market. There is no assurance the Academy will continue to compete effectively in its chosen market or that competitors will not enter the Academy's principal market.

     PROPRIETARY RIGHTS. The Academy's service marks and trademarks (collectively, "marks") have been registered on the principal register of the United States Patent and Trademark Office for various uses. Although the Academy's marks have become incontestable by any party alleging prior use of the mark, no assurance can be given that such registration is not cancelable on grounds other than prior use. While the Academy will defend its marks against unauthorized use or infringement by others, the cost of defending the marks could be substantial in the event of infringement. The Academy believes that the marks are of significant value to the Academy's business and reputation. Failure or inability to defend the marks could adversely affect the Academy's revenues from products licensed or sold under the Academy's marks or the use of the Academy's name and logo in the normal course of business.

     TORT LIABILITY AND INSURANCE. The Academy's operation of its restaurant and retail food sales facilities may subject the Academy to litigation based on personal injury claims and the restaurant's service of liquor could subject the Academy to claims or damages related to the service of alcohol to minors or intoxicated persons. The Academy maintains general liability insurance in the amount of $6,000,000. Should insurance premiums increase or should coverage become limited in amount, certain losses could in effect become uninsurable or may exceed available coverage. Any significant uninsured loss suffered by the Academy could have a material adverse effect on its operations.

     CONTROL BY OFFICERS AND DIRECTORS. The officers and directors of the Academy control, directly or indirectly, approximately 46% of the outstanding Common Stock. In addition, such persons hold, directly or indirectly, options and warrants to purchase an aggregate of 289,994 additional shares of Common Stock. Assuming exercise of all such options and warrants, the officers and directors would hold approximately 54.8% of the outstanding Common Stock. These factors will likely make it more difficult for an independent third party to effect a change in control of the Academy than would be the case if the stock ownership were less concentrated among members of management.

     STOCK MARKET VOLATILITY. There have been periods of extreme volatility in the stock market that, in many cases, were unrelated to the operating performance of, or announcements concerning, the issuers of the affected securities. General market price declines or volatility in the future could adversely affect the price of the Common Stock. Short-term trading strategies of certain investors can have a significant effect on the price of specific securities.


                                 RECENT DEVELOPMENTS

     On January 21, 1997, the Academy's Board of Directors voted to fill two vacancies on the Board by approving resolutions to place James D. Cockman and Frederick L. Dame on the Board, effective as of their respective dates of acceptance. Following formal invitations to join the Board by the Academy's Chairman of the Board, Messrs. Cockman and Dame became members of the Board effective January 28, 1997. Biographical information concerning each of the new Board members is included in the Academy's Proxy Statement for its Annual Meeting of Shareholders held on March 15, 1997, which is incorporated herein by this reference. On March 3, 1997, William G. DeMar resigned as a director. At the Annual Meeting, former directors, William G. DeMar and Robert J. Marani, did not stand for reelection.

                                   USE OF PROCEEDS


     The Shares being offered hereby are being offered for resale by the Selling Shareholders, or by their pledgees, donees, transferees or other successors in interest, and the Academy will receive no proceeds from the resale of the shares of Common Stock being offered hereby.

     To the extent Selling Shareholders exercise the Agents' Warrants or the Underwriter's Warrants, of which there is no assurance, the Company will receive the exercise price applicable thereto. Such proceeds, if any, will be applied to working capital and used for general corporate purposes. The exercise prices of the Agents' Warrants and the Underwriter's Warrants are $6-5/8 and $7.80, respectively.

                                 SELLING SHAREHOLDERS

     An aggregate of 506,665 Shares of Common Stock may be offered by certain securityholders of the Academy (the "Selling Shareholders") who acquired these Shares in a private transactions. Of these Shares, 25,454 Shares are issuable upon exercise of warrants issued to the selling agent who assisted in the Academy's 1996 private placement and 100,000 Shares are issuable upon exercise of warrants issued to the managing underwriter of the Company's initial public offering. Of the balance, 254,541 are shares issuable upon conversion of currently outstanding Series A Preferred Stock and the remaining shares have been issued from time to time upon exercise of privately-placed warrants by the Selling Shareholder or the transferor of the Selling Shareholder.

     The Selling Shareholders or their pledgees, donees, transferees or other successors in interest may offer the Shares owned by them for sale as principals for their own accounts at any time and from time to time, in the over-the-counter market at prices prevailing at the time of sale. The Selling Shareholders may also offer the Shares in private sales at prices to be negotiated. The Academy will not receive any of the proceeds from the sale of such securities. Selling Shareholders are not obligated to reimburse the Academy any portion of the expenses incurred by the Academy in this offering.

     The following table sets forth the name of each such securityholder for whom the Academy is registering Shares of Common Stock for resale to the public and (ii) the number and percentage of shares of Common Stock beneficially owned by each such holder as of February 28, 1997 and after the offering (assuming the sale of all of their Shares offered hereby). To the extent the Shares represent shares issuable upon conversion of the Series A Preferred Stock, or shares issuable upon exercise of warrants, such conversion or exercise must take place prior to the sale of the Shares offered hereby. Material relationships between certain of the Selling Shareholders and the Academy are set forth in the footnotes to the table. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.


                                               BENEFICIAL OWNERSHIP                BENEFICIAL OWNERSHIP
                                                 PRIOR TO OFFERING        SHARES   FOLLOWING OFFERING
                                           ---------------------------            ---------------------
                                             NUMBER OF        PERCENT     TO BE    NUMBER OF   PERCENT
       NAME                                   SHARES           OWNED       SOLD      SHARES     OWNED
---------------------------                -------------     ---------  --------- ----------- ---------
Theodore G. Crocker(1)                      1,295,599          37.8%      65,486   1,230,113    35.9%
William G. DeMar(2)                           201,135           6.8        4,302     196,833     6.7
AGF Convertibles(3)(4)                        127,272           3.9      127,272           0    --
Paulson Investment
   Company, Inc.(5)                            73,000           2.2       73,000           0       0
Veer Palthe Voute(3)(6)                        54,545           1.6       54,545           0    --

                                              (SEE FOOTNOTES ON FOLLOWING PAGE.)

                                         BENEFICIAL OWNERSHIP                           BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING          SHARES              FOLLOWING OFFERING
                                    -----------------------------                    --------------------------
                                      NUMBER OF         PERCENT       TO BE            NUMBER OF      PERCENT
         NAME                           SHARES           OWNED        SOLD              SHARES         OWNED
------------------------------      -------------      ----------   ---------        -------------  -----------
Ralph P. Vairo                        33,493              1%        33,493                 0           --
Bailey & Company Inc.(7)              25,454              *         25,454                 0           --
Purling Holdings Ltd.(8)(9)           18,181              *         18,181                 0           --
Sanctus Spiritus Antilles, N.V.
   (8)(10)                            18,181              *         18,181                 0           --
Le Manoir Murisaltien(8)(11)          18,181              *         18,181                 0           --
Tiverton Investment Fund,
   Ltd.(3)(8)                         18,181              *         18,181                 0           --
Michael P. Dunn                        9,049              *          9,049                 0           --
Chester L.F. Paulson(12)               9,000              *          9,000                 0           --
William A. Berg(12)                    9,000              *          9,000                 0           --
Thomas A. McChesney(12)                9,000              *          9,000                 0           --
A. Donald and Georgella
   Sortwell                            7,170              *          7,170                 0           --
Murphy, Thompson &
   Gunter, LLP(13)                     4,780              *          4,780                 0           --
Jamie R. Gittins                       2,390              *          2,390                 0           --

---------------

 *   Less than 1%.
(1) Mr. Crocker is the Academy's Chairman of the Board, Chief Executive Officer and a principal shareholder. His share total includes 107,990 shares issuable upon exercise of outstanding options exercisable within 60 days of the date of this Prospectus.
(2) Mr. DeMar is a director of the Academy. His share total includes (i) 3,000 shares owned by his spouse as custodian for his minor children; and (ii) 35,850 shares issuable upon exercise of outstanding options exercisable within 60 days of the date of this Prospectus.
(3) The beneficial ownership interests of the selling shareholder are widely held.
(4)  Includes 127,272 shares issuable upon conversion of Series A Preferred
     Stock.
(5) Includes 73,000 shares issuable upon exercise of the Underwriter's Warrants. Paulson Investment Company, Inc. acted as the managing underwriter of the Company's 1993 Initial Public Offering and is subsidiary of a publicly-held company.
(6)  Includes 54,545 shares issuable upon conversion of Series A Preferred
     Stock.
(7) Includes 25,454 shares issuable upon exercise of the Agent's Warrants. Bailey & Company Inc. acted as selling agent for the sale of the convertible promissory notes issued in the private placement, which notes automatically converted into Series A Convertible Preferred Stock on August 23, 1996. W. Bruce C. Bailey, the Managing Director and principal shareholder of Bailey & Company Inc., is a member of the Board of Directors of the Academy. The warrants are not exercisable until the earlier of (i) the effective date of the registration statement of which this Prospectus is a part or (ii) one year from the closing of the private placement for which Bailey & Company served as Selling Agent.
(8)  Includes 18,181 shares issuable upon conversion of Series A Preferred
     Stock.
(9) The beneficial owners of the selling shareholder, a non-U.S. person, are Grant G. Brown and the Brown Family Trusts.
(10) The beneficial owner of the selling shareholder is a private non-U.S.
     person.
(11) The beneficial owner of the selling shareholder is Marc Dumont.
(12) Includes 9,000 shares issuable upon exercise of the Underwriter's Warrants.
(13) The Selling Shareholder is a limited liability partnership, the beneficial owners of which are Roy C. Gunter, III and Ralph W. Thompson, III.

                                 PLAN OF DISTRIBUTION

    This Prospectus also covers the resale of all or a portion of the Shares by the Selling Shareholders, or by their pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges (if the Common Stock is then listed, which it is not as of the date hereof) or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (i) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(iii) an exchange distribution in accordance with the rules of such exchange, if the Academy's Common Stock is then listed on an exchange, which it is not as of the date hereof; (iv) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (iv) in negotiated transactions or otherwise, or a combination of such methods. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale.

    The Academy will amend or supplement this Prospectus in the following circumstances and to the following extent: (i) if the securities are to be sold at a price other than the prevailing market price, to disclose such price; (ii) if the securities are to be sold in block transactions and the purchaser intends to resell, to disclose the nature and extent of such arrangements; or (iii) if the compensation to be paid to broker-dealers is other than usual and customary discounts, concessions or commissions, to disclose the terms of such broker-dealer compensation. In the above-circumstances, no offers or sales may be made by the Selling Shareholder until an effective amendment or prospectus supplement is available.

    The Selling Shareholders and broker-dealers, if any, acting in connection with such sales, might be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such securities may be deemed to be underwriting discounts and commissions under the Act. The Academy will not receive any part of the proceeds from the sale of the Shares by the Selling Shareholders.

                                    LEGAL MATTERS

    The validity of the Securities offered hereunder will be passed upon for the Academy by Grover T. Wickersham, P.C., Palo Alto, California. Grover T. Wickersham, a member of the Academy's Board of Directors and a principal in the law firm of Grover T. Wickersham, P.C., is the holder of options to purchase a total of 54,850 shares of Common Stock.




                                       EXPERTS

    The financial statements incorporated in this prospectus by reference from the Academy's Annual Report on Form 10-KSB for the year ended June 30, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The statements of operations, shareholders equity and cash flows for the fiscal year ended June 30, 1995, incorporated by reference from the Academy's Annual Report on Form 10-KSB for the year ended June 30, 1995, to the extent and for the period indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein by reference in reliance upon the authority of said firm as experts in auditing and accounting.

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   NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THERE HAVE BEEN NO CHANGES IN THE AFFAIRS OF THE ACADEMY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.


                                    -------------

                                  TABLE OF CONTENTS

                                                                            PAGE

Additional Information. . . . . . . . . . . . . . . . . . . . . . . . . .     2
Incorporation of Certain Information
  by Reference  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . .    11
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    11
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . .    12
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . .    14
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15



                                    506,665 SHARES



                                      CALIFORNIA
                                CULINARY ACADEMY, INC.




                                     COMMON STOCK





                                   ----------------

                                      PROSPECTUS

                                   ----------------





                                    April 15, 1997



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